SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          BIRCH MOUNTAIN RESOURCES LTD
                                (Name of Issuer)

                                    Ordinary
                         (Title of Class of Securities)

                                    09066X109
                                 (CUSIP Number)

                                November 13, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 15 Pages)

CUSIP No. 09066X109                 13G                    Page 2 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 O.S.S. Capital Management LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                4,000,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                4,000,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,000,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **         PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09066X109                 13G                    Page 3 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer & Partners I LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                163,102
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                163,102
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                163,102
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                0.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09066X109                 13G                    Page 4 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer & Partners II LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,791,147
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,791,147
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,791,147
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                2.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09066X109                 13G                    Page 5 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    O.S.S. Overseas Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                2,045,751
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                2,045,751
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,045,751
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                2.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09066X109                 13G                    Page 6 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                         O.S.S. Advisors LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,954,249
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,954,249
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,954,249
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                2.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09066X109                 13G                    Page 7 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                         Schafer Brothers LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                4,000,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                4,000,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,000,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09066X109                 13G                    Page 8 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Oscar S. Schafer
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                4,000,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                4,000,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,000,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09066X109                 13G                    Page 9 of 15 Pages

ITEM 1.

      (a)   NAME OF ISSUER:
            BIRCH MOUNTAIN RESOURCES LTD

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            SUITE 300, BOW
            VALLEY SQUARE 4
            250 SIXTH AVENUE SW
            CALGARY ALBERTA A0 T2P 3H7

Item 2(a).     NAME OF PERSON FILING:

            (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I"), with respect to shares of Ordinary Shares (as defined in Item 2(d) below) directly owned by it;

            (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II", and together with OSS I, the "Partnerships"), with respect to shares of Ordinary Shares as defined in Item 2(d) below) directly owned by it;

            (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the
                  "General Partner"), which serves as the general partner of each of the Partnerships, with respect to shares of Ordinary Shares (as defined in Item 2(d) below) directly owned by each of the Partnerships;

            (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to shares of Ordinary Shares directly owned by it;

            (v) O.S.S. Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as investment manager, and management company, to OSS Overseas and the Partnership, respectively, and has investment discretion with respect to shares of Ordinary Shares directly owned by OSS Overseas and Partnerships;

            (vi) Schafer Brothers LLC, a Delaware limited liability company (the "SB LLC"), which serves as the general partner to the Investment Manager, with respect to shares of Ordinary Shares directly owned by OSS Overseas and the Partnerships; and

            (vii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and of the SB LLC, with respect to shares of Ordinary Shares directly owned by the Partnerships and OSS Overseas.


     The Partnerships, OSS Overseas, the General Partner, the Investment Manager, SB LLC and Mr. Schafer are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 09066X109                 13G                    Page 10 of 15 Pages

ITEM 2.

      (a)   NAME OF PERSON FILING
            (i)   O.S.S. Capital Management LP
            (ii)  Oscar S. Schafer & Partners I LP
            (iii) Oscar S. Schafer & Partners II LP
            (iv)  O.S.S. Overseas Fund Ltd.
            (v)   O.S.S. Advisors LLC
            (vi)  Schafer Brothers LLC
            (vii) Oscar S. Schafer

      (b)   ADDRESS OF PRINCIPAL OFFICE, OR, IF NONE, RESIDENCE

            The address of the principal business offices of each of:

            (i)     Investment Manager
                          598 Madison Avenue
                          New York, NY 10022
            (ii)    OSS I
                          598 Madison Avenue
                          New York, NY 10022
            (iii)   OSS II
                          598 Madison Avenue
                          New York, NY 10022
            (iv)    OSS Overseas
                          SEI Investments Global (Cayman) Limited
                          Harbor Place, 5th Floor
                          South Church Street, P.O. Box 30464 SMB
                          Grand Cayman, Cayman Islands
                          British West Indies
            (v)     General Partner
                          598 Madison Avenue
                          New York, NY 10022
            (vi)    SB LLC
                          598 Madison Avenue
                          New York, NY 10022
            (vii)   Mr. Schafer
                          598 Madison Avenue
                          New York, NY 10022

CUSIP No. 09066X109                 13G                   Page 11 of 15 Pages


      (c)   CITIZENSHIP
            (i)   Investment Manager - Delaware, USA
            (ii)  OSS I - Delaware, USA
            (iii) OSS II - Delaware, USA
            (iv)  OSS Overseas - Cayman Islands
            (v)   General Partner - Delaware, USA
            (vi)  SB LLC - Delaware, USA
            (vii) Mr. Schafer - New York, USA

      (d)   TITLE OF CLASS OF SECURITIES
            Ordinary Shares

      (e)   CUSIP NUMBER
            09066X109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
          (e) [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),
          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

CUSIP No. 09066X109                 13G                   Page 12 of 15 Pages

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:
            The Investment Manager may be deemed to beneficially own 4,000,000 Shares. OSS I may be deemed to beneficially own 163,102 Shares. OSS II may be deemed to beneficially own 1,791,147 Shares. OSS Overseas may be deemed to beneficially own 2,045,751 Shares. The General Partner may be deemed to beneficially own 1,954,249 Shares as a result of its voting and dispositive power over 1,954,249 Shares owned by the Partnerships. SB LLC may be deemed to beneficially own 4,000,000 as a result of its voting and dispositive power over 4,000,000 Shares owned by the Partnerships and OSS Overseas. Mr. Schafer may be deemed to beneficially own 4,000,000 by virtue of his voting and dispositive power over 4,000,000 Shares owned by the Partnerships and OSS Overseas.

      (b)   PERCENTAGE BENEFICIALLY OWNED

            Based on calculations made in accordance with Rule 13d-3(d), and there being 78,890,000 Shares outstanding:
                  (i)   Investment Manager may be deemed to beneficially own
                        approximately 5.1% of the outstanding Shares;
                  (ii)  OSS I may be deemed to beneficially own approximately
                        0.2% of the outstanding Shares;
                  (iii) OSS II may be deemed to beneficially own approximately
                        2.3% of the outstanding Shares;
                  (iv)  OSS Overseas may be deemed to beneficially own
                        approximately 2.6% of the outstanding Shares;
                  (v)   General Partner may be deemed to beneficially own
                        approximately 2.5% of the outstanding Shares;
                  (vi) SB LLC may be deemed to beneficially own approximately 5.1% of the outstanding Shares;
                  (vii) Mr. Schafer may be deemed to beneficially own
                        approximately 5.1% of the outstanding Shares.

       (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
            (i)   Sole power to vote or to direct the vote -0- .
            (ii)  Shared power to vote or to direct the vote 4,000,000.
            (iii) Sole power to dispose or to direct the disposition of -0- .
            (iv) Shared power to dispose or to direct the disposition of 4,000,000.

CUSIP No. 09066X109                 13G                   Page 13 of 15 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than fiver percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            The (i) limited partners and the general partner of the Partnership and (ii) the shareholders and advisor of OSS Overseas have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

            Each of the Investment Manager, SB LLC, the Partnerships, OSS Overseas, the General Partner and Mr. Schafer disclaims beneficial ownership of the securities included in this report and this report shall not be deemed an admission that either the Investment Manager, SB LLC, the Partnerships, OSS Overseas, the General Partner or Mr. Schafer is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
            ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY
            Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
            Not applicable.

ITEM 10.   CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                 December 2, 2005
                                          ------------------------------
                                                      Date

                                               /s/ Oscar S. Schafer
                                          ------------------------------
                                                    Signature

                                         Oscar S. Schafer, Managing Partner
                                          ------------------------------
                                                    Name/Title

CUSIP No. 09066X109                 13G                   Page 14 of 15 Pages

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 09066X109                 13G                   Page 15 of 15 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  December 2, 2005


                                  /s/ Oscar S. Schafer
                                  -------------------------------------
                                  individually and as senior managing member
                                  of (a) O.S.S. Advisors LLC,
                                  for itself and as the general partner of
                                  (i) Oscar S. Schafer & Partners I LP;
                                      and
                                  (ii)Oscar S. Schafer & Partners II LP;
                                      and(b) Schafer Brothers LLC,
                                      for itself and as the general partner
                                      of O.S.S. Capital Management LP and
                                      investment manager of O.S.S. Overseas
                                      Fund Ltd.